UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        PINECREST INVESTMENT GROUP, INC.
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                                (Name of Issuer)


                          Common Stock, .001 par value
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                         (Title of Class of Securities)


                                   723034 10 4
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                                 (CUSIP Number)

                                 Robert Goldberg
                                 2570 Ridge Lane
                              Palm Harbor, FL 34683
                                 (813) 510-7066
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723034 10 4

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Robert Goldberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

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                        7.     SOLE VOTING POWER              450,000
                        --------------------------------------------------------

 NUMBER OF SHARES       8.     SHARED VOTING POWER            0
 BENEFICIALLY           --------------------------------------------------------
 OWNED BY EACH
 REPORTING PERSON       9.     SOLE DISPOSITIVE POWER         450,000
 WITH                   --------------------------------------------------------

                        10.    SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Robert Goldberg     450,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.973%

14.  TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed by Mr. Robert Goldberg relating to shares of common stock of Pinecrest Investment Group, Inc., formerly Synthetic Flowers of America, Inc. ("Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issued to Robert Goldberg pursuant to a purchase under Regulation D, Rule 504 of the Securities Act of 1933, as amended, and a stock dividend declared in favor of all shareholders of record as of December 31, 1999.

ITEM 1. SECURITY AND ISSUER:

     Securities acquired:   Shares of Common Stock, .001 par value per share.

     Issuer:                Pinecrest Investment Group, Inc.
                            (formerly Synthetic Flowers of America, Inc.) 1211 Tech Blvd., Suite 101
                            Tampa, FL  33619

ITEM 2. IDENTITY AND BACKGROUND:

     Pinecrest Investment Group, Inc., ("Pinecrest"), a Florida corporation (formerly Synthetic Flowers of America, Inc.) has developed new techniques in hydroponic (soil-free) farming for growing gourmet produce and medicinal quality organic plants with corporate offices at 1211 Tech Blvd., Suite 101, Tampa, FL 33619. Mr. Goldberg is a shareholder of Pinecrest.

          (a) Robert Goldberg;

          (b) 2570 Ridge Lane, Palm Harbor, FL 33683;

          (c) President and full-time employee of Hurricane Tape, Inc., 36459 US Highway 19, Palm Harbor, FL 34684.

          (d) Mr. Goldberg has not been convicted in a criminal proceeding during the last five (5) years;

          (e) Mr. Goldberg is not nor has he been during the past five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

          (f) Citizenship: USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     The shares of Synthetic Flowers of America, Inc., a Florida corporation now known as Pinecrest Investment Group, Inc., were acquired by Mr. Goldberg pursuant to a purchase under Regulation D, Rule 504 of the Securities Act of 1933, as amended, and a stock dividend declared in favor of all shareholders of record as of December 31, 1999, all as described in the responsive materials to
Item 4 of this SEC form Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION:

     On February 11, 1999, Mr. Goldberg purchased 360,000 shares of common stock of the Issuer for $3,600 pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended.

     On January 10, 2000, the Issuer's board of directors approved a 5 for 4 stock split for shareholders of record on December 31, 1999. Through this stock split, Mr. Goldberg. received 90,000 shares.

     Mr. Goldberg does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Mr. Goldberg reserves the right to acquire or dispose of additional securities of the Issuer, if and when permitted by law to the extent deemed advisable in light of market conditions and any other relevant factor.

     Mr. Goldberg does not have any present plans or proposals that would result in any of the following:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pinecrest or any of its subsidiaries;

          (b) any sale or transfer of a material amount of assets of Pinecrest or any of its subsidiaries;

          (c) any change in the present Board of Directors or officers of Pinecrest;

          (d) any material change in the present capitalization or dividend policy of Pinecrest;

          (e) any other material change in Pinecrest's business or corporate structure;

          (f) any change in Pinecrest's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of Pinecrest by any person;

          (g) causing a class of securities of Pinecrest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) causing a class of securities of Pinecrest to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

          (a) As of February 8, 2000, Mr. Goldberg was the owner of 450,000 shares or 5.973% of the outstanding Common Stock of Pinecrest.

          (b) Mr. Goldberg has the sole power to vote and dispose of the shares that he holds.

          (c) Other than that referred to in Item 4 above.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Mr. Goldberg does not have an agreement, written or otherwise, with any other shareholder of Pinecrest to vote, not vote or otherwise take any action in concert with respect to his beneficial ownership in the shares of Pinecrest which he owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 Form 10-SB filed by Pinecrest on February 8, 2000, which Form 10-SB is by this reference made a part hereof and incorporated herein.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



By: /s/ Robert Goldberg                            May 17, 2000
-----------------------                            ------------
Robert Goldberg